Exhibit 12.1

TETRA Technologies, Inc.

Ratio of Earnings to Fixed Charges

	Fiscal Year Ended December 31,									Nine Months Ended September 30,
Earnings	2004		2005		2006		2007		2008	2009

Pretax income from continuing operations	$22,073		$52,029		$152,369		$2,162		$(3,915)	$65,661
Plus: Fixed Charges	2,713		7,234		15,913		20,562		22,092	15,912
Plus: Amortization of capitalized interest	386		355		321		487		851	1,101
Less: Interest capitalized	85		256		1,081		1,395		3,202	5,316
Less: Preference dividend requirements	–		–		–		–		–	–
	$25,087		$59,362		$167,522		$21,816		$15,826	$77,358
Fixed Charges
Interest expense on indebtedness	1,962		6,310		13,637		17,886		17,557	9,837
Interest capitalized	85		256		1,081		1,395		3,202	5,316
Interest expense on portion of rent	666		668		1,195		1,281		1,333	759
Preference dividend requirements	–		–		–		–		–	–
Total fixed charges	$2,713		$7,234		$15,913		$20,562		$22,092	$15,912
Ratio of earnings to fixed charges	9.25	x	8.21	x	10.53	x	1.06	x	(a)	4.86	x

(a)	Earnings were inadequate to cover fixed charges. The coverage deficiency totaled $6,266,000 for the year ended December 31, 2008